FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

February 14, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 14, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer announces results of its initial surface and borehole sampling program on its Iron Sands project in the Marcona Iron, Copper and Gold (IOCG) District in coastal southern Peru.

Item 5.	Full Description of Material Change

The Issuer announces the results of its initial surface and borehole sampling program on its 100% owned, 32,000 hectare Iron (Fe) Sands Project located within the Marcona Iron, Copper and Gold (IOCG) District in coastal southern Peru.

The Issuer’s medium to short-term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron) bearing sands to support a 20 to 30 year integrated mining operation.  Following this strategy, the Issuer has focussed its initial exploration work on the Pampa El Toro area, with additional magnetite bearing areas within the Issuer’s large claim block to be examined in due course.

The results from the initial surface magnetite sampling of the Pampa El Toro area have tentatively defined an aggregate area of approximately 15 square kilometres (km2) containing 5 percent by weight (wt. %) or greater magnetic mineral concentration.  In detail, the magnetite bearing areas may be subdivided into two areas; referred to as the Toro West and Toro South-East respectively.

The Toro West portion encompasses an area of up to roughly 11 km2 within which there is a higher grade area of up to some 7 km2 containing an average of 7.5 wt. % magnetic minerals on surface.  Within this higher grade zone, individual sample results range from 6.2 to 9.9 wt. % magnetic minerals.  The total width of this higher grade zone is presently undefined, and an infill sampling program, presently in progress, is designed to define the extent of this area.

On the basis of the preliminary sampling to date, the Toro South-East area encompasses approximately 4 km2, but remains partially open to the south-east.

A total of 172 surface sand samples were collected from 135 sites in the Pampa El Toro area on a coarsely spaced, 1000 by 500 metre, staggered reconnaissance-scale sampling grid at pre-arranged coordinates to ensure that sample site selection biases were eliminated.  Quality control evaluation of the duplicate sample results indicates that there is a high degree of homogeneity in the results.

Concurrently, and in tandem with the surface sample processing, it was decided to conduct a 13 borehole percussion drilling program in December 2005, the aim of which was simply to gain information regarding potential depth of the sand accumulations.  Accordingly, the drilling was carried out on a widely spaced, nominal 2 kilometre grid.

Of the 13 boreholes collared, 12 intersected in excess of 100 metres of sand.  All boreholes were sampled at 5 metre intervals.  Each interval contained approximately 200-250 kilograms of sand, which was riffle split down to a single 25-30 kilogram composite sample for magnetic separation.  A total of 286 composite borehole samples, together with an additional 29 splitter duplicate samples, were prepared in this fashion.  Initial magnetic separation of the upper 30 meters (correlates to two 15 metre mine bench intervals) of each borehole has now been completed and work is proceeding on-site to magnetically separate the outstanding (deeper) intervals.

The mean of the average magnetic mineral content, in the upper 30 metres, of those six boreholes with the greatest results is 5.7 wt. % magnetic minerals.  Broadly equivalent results were obtained in the corresponding surface samples.  Simply put, the results indicate that surface sample sites showing elevated magnetite concentrations also contain elevated magnetite concentrations to at least 30 metres depth.

Four boreholes were collared within or adjacent to the Toro West area (note that, as of yet, no boreholes have tested the internal approximately 7 km2 area containing the highest surface magnetite grades) and three within or adjacent to Toro South East.  The results of the interval sampling of the top 30 metres of all boreholes, together with the equivalent surface sample results, are tabulated below:

Area	Surface Sample (wt.% magnetite)	Borehole – Ave. 30m composite result (wt.% magnetite)	Total Borehole composite result (wt. % magnetite)
Toro West*
PET-01	5.2 wt . %	4.0 wt . %	In progress
PET-02 (1km E of area)	4.1 wt . %	5.8 wt . %	3.6 wt. % over 141m
PET-05 (adjacent)	4.3 wt . %	4.8 wt . %	4.6 wt. % over 141m
PET-08	5.8 wt .%	7.2 wt . %	In progress
Toro South East
PET-07	6.3 wt . %	4.8 wt . %	In progress
PET-09 (collared in low grade corridor 1km SE of area)	3.1 wt . %	3.8 wt . %	In progress
PET-10	8.8 wt . %	5.2 wt . %	In progress
Pampa El Toro (non specific)
PET-03	4.9 wt. %	5.7 wt . %	4.3 wt. % over 100m inc. 5.4 wt. % over 0-60m
PET-4A (Active Dune)	4.2 wt . %	2.8 wt . %	In progress
PET-06 (collared 1km W of area in same low grade corridor as PET-09 above)	1.8 wt . %	3.8 wt . %	In progress
PET-11	4.4 wt . %	4.2 wt . %	In progress
PET-12	5.8 wt . %	5.5 wt . %	In progress
PET-13A	2.7 wt . %	5.0 wt. %	In progress

                                                      *Note: No boreholes tested the approximately 7km2 higher grade surface zone.

These preliminary results are interpreted to indicate that magnetite homogeneity, as evidenced by the surface samples, generally continues to at least 30 metres depth.

Analysis of total iron, titanium, vanadium and other constituents in the Pampa El Toro magnetic concentrates is currently underway at Acme Analytical Laboratories, Vancouver and the results are anticipated to be received in the near future.

Although the Issuer is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

A detailed, 250 by 250 metre, surface infill sand sampling program is currently underway at both Toro West and Toro South East and, as of the start of February, an additional 204 surface samples had been collected.  The results of this program will enable the Issuer to construct a more detailed picture of the surface distribution of magnetite in these areas.

The Issuer is sufficiently encouraged by these results to be in the process of appointing an independent engineering firm to provide ongoing technical assistance with the aim of ultimately producing a N.I. 43-101 compliant mineral resource estimate for the Iron Sands Project.  Contingent on their findings and recommendations, the Issuer envisages conducting a definition drill campaign during the first or second quarters of 2006, the aim of which will be to provide sufficient information to allow the calculation of a magnetite resource estimate.

Following the contemplated definition drill campaign, the resultant magnetite concentrate will be used to commission a full Midrex Fastmelt® Pilot Plant study.  The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

Based on the Issuer’s knowledge to date, and contingent on ongoing favourable results, the Issuer presently envisages the following mining scenario for the Iron Sands Project:

Magnetite bearing sands would be mined using bucket wheel excavators, belt wagons and ore conveyors to supply a large, dry magnetic separation plant.  The magnetic separation plant is expected to produce a 60 wt. % or higher iron concentrate which is anticipated to also contain substantial titanium and vanadium concentrations.  The magnetite concentrate will be transported via covered trucks to a Midrex FASTMELT® plant, located on the coast.  The non-magnetic silica sand waste fraction will be conveyed off-deposit via a reclamation spreader system.

The initial Midrex FASTMELT® Plant is anticipated to be rated at 500,000 tonnes of premium pig iron per year.  Assuming positive results from the proposed slag beneficiation studies, it is anticipated that titanium and vanadium may be recovered from the resultant slag material.  Additional Midrex FASTMELT® Plants may be added in the future, depending upon the underlying demand.  Preliminary operating cost estimates provided by Midrex suggest that pig iron could be produced at the lower end of the cost curve.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The surface sampling and drill programs on the Iron Sands project are supervised by Stephen J. Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President - Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

February 15, 2006